

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

<u>Via E-mail</u>
Eric D. Long
President and Chief Executive Officer
USA Compression Partners, LP
100 Congress Avenue, Suite 450
Austin, TX 78701

>   **Re: USA Compression Partners, LP**
>   **Registration Statement on Form S-3**
>   **Filed February 3, 2014**
>   **File No. 333-193724**

Dear Mr. Long:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your debt securities may be issued by your finance subsidiary co-issuer and guaranteed by multiple subsidiaries. It does not appear that you have provided disclosure in compliance with the requirements of Rule 3-10 of Regulation S-X. Please revise to provide the appropriate disclosure pursuant to Rule 3-10 of Regulation S-X, or tell us how you believe you have complied with Rule 3-10.

2. We note that you are registering 23,866,338 common units representing limited partner interests in this offering on behalf of USA Compression Holdings, LLC, which owns all of the ownership interest in your general partner and therefore appears to be your parent company. Given the nature of USA Compression Holdings' relationship to you and the size of the offering relative to the number of units outstanding held by non-affiliates, it appears that the sale of units by USA Compression Holdings is a transaction that is not eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i) of Regulation C and

instead represents a primary offering. Please refer to Securities Act Rules Compliance and Disclosure Interpretations 212.15 and 612.09. Please revise to identify USA Compression Holdings as an underwriter within the meaning of Section 2(a)(11) of the Securities Act and otherwise revise your prospectus to reflect that the offering by USA Compression Holdings is a primary offering. Alternatively, please provide us with your detailed analysis of why you believe you are able to conduct a secondary offering with regard to the common units held by USA Compression Holdings pursuant to Rule 415(a)(1)(i), including in such analysis a detailed description of the relationship between you and USA Compression Holdings, an analysis of whether USA Compression Holdings is your parent and affiliate, and the other factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09.

3. In addition, we note that you are registering the sale of 33,336,784 common units representing limited partner interests, of which 8,522,130 are being offered on behalf of Argonaut Private Equity, LLC and its affiliates. Given the size of the secondary offering relative to the number of units outstanding held by non-affiliates and the nature of the relationship between Argonaut Private Equity and its affiliates, on the one hand, and you, on the other hand, it appears that the sale of units by Argonaut Private Equity and its affiliates is a transaction that is not eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i) of Regulation C. Please revise to identify Argonaut Private Equity as an underwriter within the meaning of Section 2(a)(11) of the Securities Act and otherwise revise your prospectus to reflect that the offering by Argonaut Private Equity and its affiliates is a primary offering. Alternatively, please provide us with your detailed analysis of why the sale by Argonaut Private Equity and its affiliates is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Information We Incorporate by Reference, page ii

4. Please correct the filing date for the Form 10-Q for the quarter ended March 31, 2013. Additionally, please include the Form 8-K filed on September 5, 2013 and the Form 10-K filed on February 20, 2014.

Selling Unitholders, page 66

5. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Argonaut Private Equity LLC, Aladdin Partners, L.P., R/C Energy GP IV, LLC and the two trusts listed in the table. Please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations. In addition, please revise to clarify whether the last column in this table assumes the sale of all of the shares identified in that column.

Index to Exhibits, page II-8

6. Please note that we may have comments on the exhibits once you file them, and we will
    need adequate time to review them before you request acceleration of effectiveness of the
    registration statement.

Exhibit 5.1. Opinion of Vinson & Elkins L.L.P.

7. We note from page 47 of the registration statement that the indenture and all debt
    securities will be governed by New York law. This opinion is limited to Delaware and
    Texas laws. Please have counsel opine on the law governing the indenture, debt
    securities and guarantees, as well. Please refer to Section II.B.1.e of Staff Legal Bulletin
    No. 19, available on our website at www.sec.gov. In addition, we note that the opinion
    identifies USAC OpCo2, LLC and USAC Leasing 2 LLC as Delaware limited liability
    companies, while the registration statement identifies them as Texas limited liability
    companies; please revise your registration statement and/or opinion for consistency and
    accuracy. Also, please revise the assumption in section (iii) of the second paragraph on
    page 2 to limit this qualification to persons signing on behalf of parties other than the
    companies represented by counsel.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the
   filing effective, it does not foreclose the Commission from taking any action with respect
   to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in
   declaring the filing effective, does not relieve the company from its full responsibility for
   the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a
   defense in any proceeding initiated by the Commission or any person under the federal
   securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Lilyanna Peyser, Special Counsel, at 202.551.3222, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director

cc: E. Ramey Layne